SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 14, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated on January 14, 2010, the Company reported that Parque Arauco S.A. (PASA) has accepted a proposal for a purchase offer, implemented through an option in respect of the 29.55% interest held by PASA in Alto Palermo S.A. (APSA), granted to the Company.

The acceptance of this proposal confers the Company the right to exercise the option in question until August 31, 2010, extendable to November 30 of this year.

The option is subject to the satisfaction of certain conditions, the first one being that IRSA must transfer to PASA an amount of USD6,000,000 as consideration for the option, to be credited against the final price that was fixed by the parties in the total final amount of USD126,000,000.

If the option is not exercised by IRSA within the above mentioned term, the sum so disbursed will remain for the account of Parque Arauco S.A. As of to date, the parties are still fine-tuning the legal and business structure underlying the transaction.

Apart from being an excellent business opportunity, the Company believes that once the transaction is perfected it will also help the Company to consolidate its position in the Argentine shopping center market, placing it at the forefront of this industry.

Finally, the Company wishes to underscore the business, strategic and corporate significance that its association with Parque Arauco S.A., a leading company in its sector in Chile, has had in terms of the development of the shopping center segment.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 14, 2010